CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

IMMUNOCELLULAR THERAPEUTICS, LTD.

(Under Section 242 of the General Corporation Law of the State of Delaware)

ImmunoCellular Therapeutics, Ltd., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

FIRST. The name of the corporation is ImmunoCellular Therapeutics, Ltd.

SECOND. The date on which the Certificate of Incorporation of the corporation was originally filed with the Secretary of State of the State of Delaware is March 20, 1987.

THIRD. The Board of Directors of the corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions to amend the Amended and Restated Certificate of Incorporation to add the following to Article IV as a new Section 4.4:

> 4.4 Reverse Stock Split. Upon the effectiveness of the Certificate of Amendment of the Certificate of Incorporation adding this Section 4.4 (the "**Effective Time**"), each three to ten shares of the Corporation's Common Stock, par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, par value $0.0001 per share, without any further action by the Corporation or the holder thereof, the exact ratio within the three to ten range to be determined by the Board of Directors of the Corporation prior to the Effective Time, subject to the treatment of fractional share interests as described below (such combination, the "**Reverse Stock Split**"). No fractional shares will be issued in connection with the Reverse Stock Split. Stockholders who would otherwise be entitled to receive fractional shares will have their shares rounded up to the nearest whole number; *provided*, that where shares are held in certificated form, the surrender of a stockholder's Old Certificates (as defined below) will be required. Each certificate that immediately prior to the Effective Time represented shares of Common Stock ("**Old Certificates**") shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the treatment of fractional share interests as described above.

FOURTH. On September 11, 2020, the Board of Directors of the Corporation determined that each ten shares of the Corporation's Common Stock, par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, par value $0.0001 per share.

FIFTH. This Certificate of Amendment was duly adopted by the stockholders of the corporation in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

SIXTH. The effective date and time of this Certificate of Amendment is 8:00 am on September 16, 2020.

IN WITNESS WHEREOF, the corporation has caused this Certificate of Amendment to be signed by Gary S. Titus, the Chairman of the Board, this 11th day of September, 2020.

ImmunoCellular Therapeutics, Ltd.

By: G Titus

Name: Gary S. Titus

Title: Chairman of the Board